

November 21, 2013

<u>Via E-mail</u>
Mr. Steve Weinberger
Chief Financial Officer
Inventure Foods, Inc.
5415 East High Street, Suite 350
Phoenix, Arizona  85054

> **Re:     Inventure Foods, Inc.**
> **Form 10-K for the Fiscal Year ended December 29, 2012**
> **Filed March 13, 2013**
> **File No. 1-14556**

Dear Mr. Weinberger:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 29, 2012</u>

<u>Cover Page</u>

1.     We note that you checked both the accelerated filer and smaller reporting company boxes on the cover page.  Given your filing history and reported public float of $85.4 million as of June 30, 2012, it appears you may be an accelerated filer as defined in Rule 12b-2 of Regulation 12B.  As an accelerated filer, the options to provide the scaled disclosures indexed in Item 10(f) of Regulation S-K, and to follow the limited financial reporting guidance in Article 8 of Regulation S-X, are not available. If you are an accelerated filer, more extensive disclosures are required to satisfy your reporting obligations. Please clarify your status and explain how you propose to resolve any filing deficiencies with reference to each specific accommodation allowed for a smaller reporting company.

Financial Statements

Note 10 – Business Segments and Significant Customers, page 40

2.      We note you have identified two reportable segments: snack products and frozen products, each offering "different products and services."  However, we also note you disclose elsewhere in your filing, such as Note 1 on page 28, Business section on page 2, and MD&A on page 13, that you are a leading marketer and manufacturer of "healthy/natural" and "indulgent specialty" snack food brands, that you specialize in these two primary product categories (which are also referred to as segments on page 28), and that your goal is to have a diversified portfolio of brands, products, customers and distribution channels.  Tell us the extent to which each reportable segment includes activity that is also included in either your healthy/natural or indulgent specialty snack food groups.  If these also represent operating segments, based on the definition in FASB ASC paragraph 280-10-50-1, provide us the analysis that you performed in concluding that you had met the aggregation criteria in FASB ASC paragraph 280-10-50-11. Additionally, please explain why you have not disclosed revenue for each group of similar products pursuant to FASB ASC paragraph 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief